Exhibit 99.1

NEWS RELEASE

Fortuna intersects 31.3 g/t gold over 12.0 meters from the Karakara Prospect at the Diamba Sud Gold Project

Vancouver, June 25, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its exploration programs at the Diamba Sud Gold Project in Senegal.

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented, “Drilling at Karakara continues to improve our understanding of the prospect’s potential, returning several high-grade intercepts including a highlight intersection of 31.3 g/t Au over an estimated true width of 12.0 meters in drill hole DSDD243. The exploration team is looking forward to utilizing the improved understanding of the geological controls on gold mineralization to further advance the regional exploration programs”. Mr. Weedon concluded, “Our focus has now moved towards progressing some of the many satellite opportunities at Diamba Sud, with highly encouraging, early-stage results such as 8.9 g/t Au over an estimated true width of 27.7 meters returned from drill hole DSR680 at Western Splay, and 2.9 g/t Au over an estimated true width of 15.3 meters returned from drill hole DSDD262 at Kassasoko. These prospects represent new opportunities for additional ounces and continue to highlight the prospectivity of the wider Diamba Sud Gold Project”.

Diamba Sud Gold Project, Senegal

Drilling at Diamba Sud has continued with the focus moving to testing and upgrading several key high priority satellite prospects (refer to Figure 1), including Western Splay and Kassasoko, as well as further work to improve the definition and understanding of the mineralization controls at Bougouda and Karakara. An additional 20,665-meter, 159-hole program has been completed at Diamba Sud since March 2024 (refer to Fortuna news release dated March 11, 2024).

Results from this program will be incorporated into the ongoing project development work, with the encouraging results from Western Splay and Kassasoko expected to contribute toward growing the project portfolio and resource base, while also improving confidence in the regional geological understanding. With the tempo of drilling planned to slow across the forthcoming rainy season, the exploration team will continue to review and fine-tune the geological controls on mineralization.

Figure 1: Diamba Sud Gold Project location plan

Karakara Prospect

Infill and extension drilling at Karakara continued to define additional mineralization beyond the historic pit design, while also providing confirmatory data to help validate previous geological interpretations.

Karakara drilling highlights include:

DSDD223:	4.6 g/t Au	over an estimated true width of 8.2 meters from 139 meters
DSDD229:	7.0 g/t Au 23.7 g/t Au	over an estimated true width of 7.2 meters from 141 meters over an estimated true width of 1.6 meters from 157 meters
DSDD238:	4.3 g/t Au	over an estimated true width of 10.4 meters from 120 meters
DSDD243:	31.3 g/t Au 87.0 g/t Au 11.1 g/t Au 1.8 g/t Au

over an estimated true width of 12.0 meters from 24 meters, including over an estimated true width of 4.0 meters from 28 meters, and over an estimated true width of 1.6 meters from 34 meters

over an estimated true width of 8.0 meters from 85 meters

DSDD246:	4.6 g/t Au	over an estimated true width of 10.8 meters from 128.5 meters
DSDD217:	1.6 g/t Au 1.1 g/t Au 9.6 g/t Au	over an estimated true width of 7.6 meters from 50.5 meters over an estimated true width of 6.3 meters from 79.6 meters over an estimated true width of 3.2 meters from 117 meters
DSDD219:	1.8 g/t Au	over an estimated true width of 10.4 meters from 112 meters
DSDD292:	6.3 g/t Au	over an estimated true width of 5.9 meters from 44 meters

An updated interpretation supported by further drilling will take place during the third quarter of 2024 to further refine the controls on mineralization, the association with the nearby Area D and the Moungoundi to Southern Arc prospects (refer to Figure 2).

Figure 2: Karakara cross-section showing select results - looking north

Kassasoko Prospect

Drilling at Kassasoko, located approximately 1-kilometer to the southeast of Western Splay, was successful in intersecting several broad zones of mineralization. Drilling highlights include:

DSDD262:	2.9 g/t Au	over an estimated true width of 15.3 meters from 28.2 meters
DSR685:	1.3 g/t Au	over an estimated true width of 16.8 meters from 108 meters
DSR686	2.5 g/t Au 1.1g/t Au	over an estimated true width of 7.7 meters from 19 meters, and over an estimated true width of 11.9 meters from 116 meters

In comparison to mineralization elsewhere at Diamba Sud, mineralization at Kassassoko is hosted within a granitic unit and in close proximity to a series of dioritic intrusives (refer to Figure 3). Exploration work is continuing.

Figure 3: Kassasoko cross-section showing select results - looking northeast

Western Splay drilling highlights include:

DSDD232:	8.6 g/t Au	over an estimated true width of 11.9 meters from 132 meters
DSDD275:	12.8 g/t Au	over an estimated true width of 8.2 meters from 114.7 meters
DSR679:	8.8 g/t Au 6.1 g/t Au	over an estimated true width of 4.0 meters from 7 meters, and over an estimated true width of 6.9 meters from 47 meters
DSR680:	8.9 g/t Au	over an estimated true width of 27.7 meters from 104 meters
DSDD245:	2.8 g/t Au 1.3 g/t Au 1.4 g/t Au	over an estimated true width of 12.9 meters from 11 meters, and over an estimated true width of 5.0 meters from 30 meters, and over an estimated true width of 7.3 meters from 53 meters
DSDD248:	4.8 g/t Au 3.0 g/t Au 2.1 g/t Au 3.4 g/t Au

over an estimated true width of 7.9 meters from 19 meters, and over an estimated true width of 4.0 meters from 31 meters, and over an estimated true width of 17.8 meters from 59 meters, and over an estimated true width of 5.9 meters from 83 meters

DSDD293:	6.9 g/t Au	over an estimated true width of 33.3 meters from 115.4 meters

Drilling continues, extending further to the south to test below an active artisanal area, with the objective of increasing the prospect footprint, as well as improving the geological interpretation of the wider southern area of Diamba Sud, particularly the relationships between the Moungoundi-Western Splay-Kassasoko-Southern Arc prospects.

Figure 4: Western Splay cross-section showing select results - looking north

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program at the Diamba Sud Gold Project.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported to ALS’s preparation laboratory in Kedougou, Senegal before also being transported via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the potential of the Diamba Sud Gold Project based on the early success at the Western Splay and Kassasoko prospects, statements relating to the potential to progress the satellite opportunities at the Diamba Sud Gold Project; the proposed plan to update the geological interpretation of certain prospects including the Karakara prospect in the third quarter of 2024; the Company’s objectives for the current drilling program at the Diamba Sud Gold Project and expectations regarding additional drilling and exploration programs planned for 2024; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labour, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the possibility that the appeal in respect of the ruling in favor of Compañia Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2023. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Company’s mineral properties including the Diamba Sud Gold Project; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1: Diamba Sud Gold Project, Senegal

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSDD213	231871	1428285	153	221	270	-60	NSI					DD	Karakara
DSDD215	231698	1428285	152	152	270	-60	64.3	67.8	3.5	2.8	6.0	DD	Karakara
						incl	67	67.8	0.8	0.6	13.1	DD	Karakara
							97	105.7	8.7	7.0	4.9	DD	Karakara
						incl	104.8	105.7	0.9	0.7	29.1	DD	Karakara
DSDD217	231748	1428219	151	157	270	-55	50.5	60	9.5	7.6	1.6	DD	Karakara
							79.6	87.4	7.9	6.3	1.1	DD	Karakara
							117	121	4.0	3.2	9.6	DD	Karakara
						incl	119	120	1.0	0.8	34.9	DD	Karakara
DSDD219	231719	1428103	150	203	340	-50	112	125	13.0	10.4	1.8	DD	Karakara
							169	172	3.0	2.4	2.6	DD	Karakara
DSDD222	231975	1428419	153	191	270	-60	136	143	7.0	5.6	1.9	DD	Karakara
DSDD223	231822	1428246	152	203	270	-60	119	125	6.0	4.8	2.2	DD	Karakara
							131	135	4.0	3.2	2.3	DD	Karakara
							139	149.3	10.3	8.2	4.6	DD	Karakara
						incl	145	146	1.0	0.8	10.5	DD	Karakara
						and	148.1	149.3	1.2	1.0	21.8	DD	Karakara
DSDD226	231966	1428407	154	179	270	-65	NSI					DD	Karakara
DSDD227	231916	1428376	154	179	270	-60	87.7	93	5.3	4.3	3.7	DD	Karakara
						incl	92	93	1.0	0.8	12.7	DD	Karakara
							140	143	3.0	2.4	2.1	DD	Karakara
DSDD229	231910	1428425	155	191	270	-60	141	150	9.0	7.2	7.0	DD	Karakara
						incl	144	145	1.0	0.8	52.0	DD	Karakara
							157	159	2.0	1.6	23.7	DD	Karakara
						incl	157	158	1.0	0.8	43.8	DD	Karakara
DSDD231	231888	1428344	154	201	270	-60	48	51	3.0	2.4	4.8	DD	Karakara
						incl	49	50	1.0	0.8	12.3	DD	Karakara
							82	93	11.0	8.8	1.5	DD	Karakara
DSDD233	231863	1428325	153	185	270	-60	74	75	1.0	0.8	7.9	DD	Karakara
							145	148	3.0	2.4	2.0	DD	Karakara

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSDD234	231614	1428102	151	161	340	-50	NSI					DD	Karakara
DSDD237	231793	1428200	151	222	270	-50	55	59	4.0	3.2	2.2	DD	Karakara
							81	85	4.0	3.2	2.4	DD	Karakara
							94	98	4.0	3.2	1.5	DD	Karakara
							171.9	174	2.1	1.7	6.1	DD	Karakara
						incl	171.9	173	1.1	0.9	10.2	DD	Karakara
							193	197	4.0	3.2	1.4	DD	Karakara
DSDD238	231853	1428225	151	200	270	-55	120	133	13.0	10.4	4.3	DD	Karakara
						incl	121	122	1.0	0.8	28.7	DD	Karakara
						and	125	126	1.0	0.8	14.5	DD	Karakara
DSDD240	231739	1428268	152	185	90	-60	60	73	13.0	10.4	1.2	DD	Karakara
DSDD243	231749	1428174	150	161	270	-50	24	39	15.0	12.0	31.3	DD	Karakara
						incl	28	33	5.0	4.0	87.0	DD	Karakara
						and	34	36	2.0	1.6	11.1	DD	Karakara
							85	95	10.0	8.0	1.8	DD	Karakara
DSDD244	231917	1428204	151	233	270	-55	100	102	2.0	1.6	13.1	DD	Karakara
						incl	101	102	1.0	0.8	23.4	DD	Karakara
							139	143	4.0	3.2	8.0	DD	Karakara
						incl	139	140	1.0	0.8	26.0	DD	Karakara
							147	150	3.0	2.4	6.5	DD	Karakara
						incl	148	149	1.0	0.8	13.9	DD	Karakara
							199	203	4.0	3.2	1.9	DD	Karakara
DSDD246	231850	1428253	152	200	270	-60	89.9	90.5	0.6	0.5	12.4	DD	Karakara
							109.5	112.5	3.0	2.4	1.8	DD	Karakara
							116.2	121	4.8	3.9	2.0	DD	Karakara
							128.5	142	13.5	10.8	4.6	DD	Karakara
						incl	129	130	1.0	0.8	31.2	DD	Karakara
DSDD247	231805	1428378	153	149	90	-60	58	61	3.0	2.4	2.8	DD	Karakara
							131	132	1.0	0.8	5.1	DD	Karakara
DSR624	231456	1428202	154	120	90	-50	NSI					RC	Karakara
DSR625	231393	1428197	153	150	90	-50	NSI					RC	Karakara
DSR626	231344	1428202	153	150	90	-50	NSI					RC	Karakara

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSR627	231428	1428275	156	156	90	-50	NSI					RC	Karakara
DSR628	231368	1428277	156	154	90	-50	NSI					RC	Karakara
DSR629	233310	1428268	152	150	90	-50	NSI					RC	Karakara
DSR630	231559	1428117	153	132	340	-50	15	25	10.0	8.0	0.8	RC	Karakara
							30	41	11.0	8.8	1.2	RC	Karakara
							45	56	11.0	8.8	0.9	RC	Karakara
DSR631	231506	1428148	151	130	340	-50	NSI					RC	Karakara
DSR632	231526	1428108	151	180	340	-50	NSI					RC	Karakara
DSR633	231579	1428053	150	180	340	-50	NSI					RC	Karakara
DSR670	231558	1428006	149	102	340	-50	NSI					RC	Karakara
DSR671	232040	1428349	157	102	270	-50	NSI					RC	Karakara
DSR672	232101	1428398	159	108	270	-50	NSI					RC	Karakara
DSR673	232168	1428450	162	102	270	-50	NSI					RC	Karakara
DSDD292	231677	1428179	152	152	273	-49	44	50	6.0	5.9	6.3	DD	Karakara
						Inc	46	47	1.0	1.0	20.4
							58	59	1.0	1.0	5.5
DSDD295	231660	1428201	153	104	271	-50	45	50	5.0	5.0	3.2	DD	Karakara

DSDD239	231666	1425923	145	133.6	150	-55	11	13	2.0	1.4	3.6	DD	Kassassoko
DSDD241	231721	1425826	116	105	330	-50	NSI					DD	Kassassoko
DSDD242	231637	1425919	118	150	330	-50	20	37	17.0	11.9	1.3	DD	Kassassoko
							46	53	7.0	4.9	0.9	DD	Kassassoko
DSDD259	231686	1425747	144	131	330	-50	NSI					DD	Kassassoko
DSDD260	231588	1425832	144	138	150	-50	25	26.7	1.7	1.2	6.7	DD	Kassassoko
						incl	26	26.7	0.7	0.5	13.9	DD	Kassassoko
DSDD261	231814	1425787	143	74	330	-50	NSI					DD	Kassassoko
DSDD262	231877	1425885	142	98	330	-65	28.2	50	21.8	15.3	2.9	DD	Kassassoko
						incl	36	37	1.0	0.7	20.8	DD	Kassassoko
DSDD263	232299	1426120	142	80	330	-50	NSI					DD	Kassassoko
DSDD264	231705	1425912	145	125	150	-50	21	23	2.0	1.4	12.6	DD	Kassassoko
						incl	21	22	1.0	0.7	23.4	DD	Kassassoko
							88	92	4.0	2.8	1.3	DD	Kassassoko
DSDD265	231602	1425855	144	138	150	-50	130	131	1.0	0.7	5.3	DD	Kassassoko

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSDD268	231841	1425730	144	153	330	-55	84	93	9.0	6.3	1.1	DD	Kassassoko
							133	139	6.0	4.2	1.2	DD	Kassassoko
DSDD271	231554	1425886	145	164	150	-50	NSI					DD	Kassassoko
DSDD273	231712	1425941	144	134	150	-55	NSI					DD	Kassassoko
DSR685	231782	1425886	143	144	150	-50	40	51	11.0	7.7	1.2	RC	Kassassoko
							63	66	3.0	2.1	2.6	RC	Kassassoko
							108	132	24.0	16.8	1.3	RC	Kassassoko
DSR686	231760	1425904	143	146	150	-50	19	30	11.0	7.7	2.5	RC	Kassassoko
							56	68	12.0	8.4	0.7	RC	Kassassoko
							116	133	17.0	11.9	1.1	RC	Kassassoko
DSR687	231568	1425964	144	150	150	-50	27	38	11.0	7.7	0.8	RC	Kassassoko
							60	66	6.0	4.2	1.0	RC	Kassassoko
DSR688	231874	1425946	144	94	150	-55	70	79	9.0	6.3	1.2	RC	Kassassoko
DSR689	231892	1425962	144	90	150	-50	NSI					RC	Kassassoko
DSR690	231929	1425995	144	95	150	-50	62	63	1.0	0.7	8.6	RC	Kassassoko
DSR691	232244	1426155	144	114	150	-50	40	48	8.0	5.6	3.3	RC	Kassassoko
						incl	41	42	1.0	0.7	11.0	RC	Kassassoko
DSR692	232315	1426188	144	90	150	-50	NSI					RC	Kassassoko

DSDD230	231070	1426250	145	152	90	-50	15	22	7.0	6.9	2.0	DD	Western Splay
							27	33.5	6.5	6.4	3.2	DD	Western Splay
						incl	33	33.5	0.5	0.5	11.5	DD	Western Splay
							56.8	64	7.2	7.1	3.7	DD	Western Splay
						incl	56.8	57.5	0.7	0.7	17.2	DD	Western Splay
DSDD232	231130	1426277	145	152	90	-50	3	13	10.0	9.9	0.9	DD	Western Splay
							66.5	68	1.5	1.5	6.7	DD	Western Splay
							132	144	12.0	11.9	8.6	DD	Western Splay
						incl	132	134.4	2.4	2.4	25.1	DD	Western Splay
						and	138	139	1.0	1.0	15.1	DD	Western Splay
						and	143	143.5	0.5	0.5	14.0	DD	Western Splay
DSDD235	231231	1426325	147	81	90	-50	12	19	7.0	6.9	1.9	DD	Western Splay
							23	31	8.0	7.9	1.8	DD	Western Splay
							35	40.4	5.4	5.3	3.8	DD	Western Splay
						incl	39	39.8	0.8	0.8	13.1	DD	Western Splay
							60	63	3.0	3.0	2.5	DD	Western Splay

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSDD236	231229	1426136	140	178	310	-55	NSI					DD	Western Splay
DSDD245	231097	1426266	145	215	90	-50	11	24	13.0	12.9	2.8	DD	Western Splay
						incl	19	20	1.0	1.0	12.5	DD	Western Splay
							30	35	5.0	5.0	1.3	DD	Western Splay
							53	60.4	7.4	7.3	1.4	DD	Western Splay
							67.5	75	7.5	7.4	0.7	DD	Western Splay
							164.7	167.5	2.8	2.8	3.4	DD	Western Splay
							197.7	203	5.3	5.2	1.3	DD	Western Splay
DSDD248	231035	1426276	146	143	90	-50	19	27	8.0	7.9	4.8	DD	Western Splay
						incl	19	20	1.0	1.0	14.9	DD	Western Splay
							31	35	4.0	4.0	3.0	DD	Western Splay
							59	77	18.0	17.8	2.1	DD	Western Splay
							83	89	6.0	5.9	3.4	DD	Western Splay
DSDD249	231109	1426343	147	152	90	-60	22	32	10.0	9.9	0.8	DD	Western Splay
DSDD250	231062	1426327	146	227	90	-50	39	44	5.0	5.0	1.8	DD	Western Splay
							92	93	1.0	1.0	5.9	DD	Western Splay
							193	195	2.0	2.0	2.9	DD	Western Splay
DSDD251	231085	1426300	145	204	90	-50	154	168.2	14.2	14.1	3.1	DD	Western Splay
							155	156	1.0	1.0	11.5	DD	Western Splay
							171.3	179	7.8	7.7	1.2	DD	Western Splay
DSDD252	231115	1426328	146	233	90	-50	169	178.2	9.2	9.1	2.5	DD	Western Splay
						incl	170	171	1.0	1.0	14.7	DD	Western Splay
DSDD253	231031	1426293	146	215	90	-50	4	8	4.0	4.0	4.4	DD	Western Splay
						incl	5	6	1.0	1.0	12.5	DD	Western Splay
							45.5	49.8	4.3	4.3	1.3	DD	Western Splay
							68	76	8.0	7.9	2.5	DD	Western Splay
							182	183	1.0	1.0	13.2	DD	Western Splay
							198	206	8.0	7.9	1.2	DD	Western Splay
DSDD254	230882	1426400	147	167	90	-60	83	91	8.0	7.9	1.7	DD	Western Splay
							100	102	2.0	2.0	5.4	DD	Western Splay
							112	120	8.0	7.9	2.4	DD	Western Splay
							125	132	7.0	6.9	1.4	DD	Western Splay

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSDD255	231122	1426382	148	81	90	-55	NSI					DD	Western Splay
DSDD256	231179	1426407	149	59	90	-55	NSI					DD	Western Splay
DSDD257	231129	1426407	148	93	90	-55	41	46	5.0	5.0	1.5	DD	Western Splay
DSDD258	231237	1426351	148	128	90	-50	NSI					DD	Western Splay
DSDD274	231255	1426295	146	122	90	-50	NSI					DD	Western Splay
DSDD275	231186	1426280	146	140	90	-50	114.7	123	8.3	8.2	12.8	DD	Western Splay
						incl	116	119	3.0	3.0	32.5	DD	Western Splay
DSDD277	231202	1426184	146	120	310	-50	60	70.2	10.2	7.1	2.9	DD	Western Splay
						incl	69	69.7	0.7	0.7	17.1	DD	Western Splay
DSDD279	231187	1426174	146	188	310	-50	NSI					DD	Western Splay
DSDD282	231163	1426140	146	117	310	-50	65.2	72	6.8	4.8	2.1	DD	Western Splay
DSDD284	231220	1426180	146	116	310	-55	NSI					DD	Western Splay
DSDD285	231188	1426118	146	135	310	-50	NSI					DD	Western Splay
DSR674	231348	1426181	146	102	330	-50	NSI					RC	Western Splay
DSR675	231394	1426186	147	126	330	-50	NSI					RC	Western Splay
DSR676	231168	1426451	150	78	90	-50	NSI					RC	Western Splay
DSR677	231127	1426448	149	126	90	-50	NSI					RC	Western Splay
DSR678	231214	1426345	148	132	90	-60	39	47	8.0	7.9	3.2	RC	Western Splay
DSR679	231261	1426326	147	132	90	-50	7	11	4.0	4.0	8.8	RC	Western Splay
						incl	9	10	1.0	1.0	25.6	RC	Western Splay
							20	24	4.0	4.0	4.5	RC	Western Splay
						incl	21	22	1.0	1.0	15.5	RC	Western Splay
							47	54	7.0	6.9	6.1	RC	Western Splay
						incl	47	48	1.0	1.0	25.2	RC	Western Splay
							58	69	11.0	10.9	0.7	RC	Western Splay
DSR680	231217	1426300	146	138	90	-50	104	132	28.0	27.7	8.9	RC	Western Splay
						incl	105	106	1.0	1.0	13.7	RC	Western Splay
						and	110	114	4.0	4.0	28.6	RC	Western Splay
						and	119	120	1.0	1.0	11.3	RC	Western Splay

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSR681	231063	1426214	145	156	90	-50	NSI					RC	Western Splay
DSR682	231129	1426302	146	186	90	-50	3	11	8.0	7.9	1.2	RC	Western Splay
DSR683	230980	1426269	146	156	90	-50	108	112	4.0	4.0	2.4	RC	Western Splay
							129	135	6.0	5.9	3.2	RC	Western Splay
DSR684	230996	1426295	146	139	90	-50	51	59	8.0	7.9	1.9	RC	Western Splay
DSDD287	231246	1426227	146	179	311	-48	148	156	8.0	7.9	2.1	DD	Western Splay
						Inc	151.2	152	0.8		10.3
DSDD289	231263	1426278	146	173	309	-50					NSI	DD	Western Splay

DSDD293	231186	1426304	146	180	90	-49	115.4	149	33.6	33.3	6.9	DD	Western Splay
						Inc	127.1	131	3.9	3.9	32.4
							131.6	132.3	0.7	0.6	13.6
							133	134	1.0	1.0	11.1
							147	148	1.0	1.0	10.1

DSDD266	234590	1411956	167	68	150	-50	2	3	1.0	0.7	9.9	DD	Bougouda
DSDD267	234565	1411999	167	119	150	-50	NSI					DD	Bougouda
DSDD269	234669	1412014	167	73	150	-50	41.4	46	4.7	3.3	3.2	DD	Bougouda
DSDD270	234645	1412052	167	128	150	-50	110	117	7.0	4.9	3.5	DD	Bougouda
						incl	111	112	1.0	0.7	12.3	DD	Bougouda
DSDD272	234849	1412030	167	139	325	-50	71	76	5.0	3.5	2.7	DD	Bougouda
DSDD278	234873	1412074	167	104	325	-50	NSI					DD	Bougouda
DSDD280	234896	1412043	167	149	325	-50	93	101	8.0	5.6	3.3	DD	Bougouda
						incl	99	100	1.0	0.7	12.8	DD	Bougouda
DSDD281	235044	1412181	167	122	325	-50	NSI					DD	Bougouda
DSDD283	235068	1412150	167	153	325	-50	NSI					DD	Bougouda
DSDD286	235372	1411456	167	116	150	-50	NSI					DD	Bougouda
DSDD288	235488	1411556	167	152	150	-50	74.2	75.8	1.6	1.2	10.5	DD	Bougouda
						incl	75	75.8	0.8	0.6	20.3	DD	Bougouda
							100	113	13.0	9.1	1.8	DD	Bougouda
DSR693	235294	1411393	167	84	150	-50	NSI					RC	Bougouda
DSR694	235334	1411416	167	84	150	-50	74	84	10.0	7.0	2.2	RC	Bougouda
DSR695	235460	1411494	167	75	150	-50	NSI					RC	Bougouda

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSR696	235418	1411476	167	75	150	-50	53	56	3.0	2.1	3.8	RC	Bougouda
DSR697	235244	1411373	167	75	150	-50	NSI					RC	Bougouda
DSR698	234576	1411654	167	92	145	-50	NSI					RC	Bougouda
DSR699	234661	1411706	167	78	145	-50	60	62	2.0	1.4	11.2	RC	Bougouda
						incl	61	62	1.0	0.7	15.6	RC	Bougouda
DSR700	234750	1411761	167	82	140	-50	39	40	1.0	0.7	5.5	RC	Bougouda
DSR701	234645	1411548	167	92	140	-50	NSI					RC	Bougouda
DSR702	234732	1411597	167	80	140	-50	NSI					RC	Bougouda
DSR703	234822	1411683	167	72	140	-50	NSI					RC	Bougouda
DSR704	234634	1411729	167	144	145	-50	NSI					RC	Bougouda
DSR705	234973	1410955	167	72	150	-50	NSI					RC	Bougouda
DSR706	234929	1410935	167	80	150	-50	NSI					RC	Bougouda
DSR707	234749	1410877	167	96	150	-50	65	66	1.0	0.7	16.1	RC	Bougouda
							74	76	2.0	1.4	31.3	RC	Bougouda
DSR708	234662	1410927	167	78	200	-50	NSI					RC	Bougouda
DSR709	234609	1410936	167	96	200	-50	NSI					RC	Bougouda
DSR710	234731	1410877	167	156	200	-50	149	156	7.0	4.9	2.7	RC	Bougouda
DSR711	234735	1410913	167	150	150	-50	101	112	11.0	7.7	3.5	RC	Bougouda
						incl	110	111	1.0	0.7	24.9	RC	Bougouda
DSR712	234836	1410887	167	84	150	-50	47	50	3.0	2.1	2.8	RC	Bougouda
DSR713	234880	1410904	167	84	150	-50	28	33	5.0	3.5	1.5	RC	Bougouda
DSR714	235054	1411011	167	100	150	-50	NSI					RC	Bougouda
DSR715	235210	1411348	167	54	150	-50	NSI					RC	Bougouda
DSR716	235502	1411517	167	90	150	-50	65	89	24.0	16.8	2.1	RC	Bougouda
						incl	77	78	1.0	0.7	10.6	RC	Bougouda
DSR717	235553	1411548	167	90	150	-50	19	32	13.0	9.1	1.7	RC	Bougouda
							73	79	6.0	4.2	0.9	RC	Bougouda
DSR718	235163	1411321	167	81	150	-50	NSI					RC	Bougouda
DSR719	234712	1411725	167	78	140	-50	NSI					RC	Bougouda
DSR720	234796	1411783	167	96	145	-50	NSI					RC	Bougouda
DSR721	234623	1411679	167	100	140	-50	42	47	5.0	3.5	9.4	RC	Bougouda
						incl	42	44	2.0	1.4	19.3	RC	Bougouda
							51	54	3.0	2.1	13.9	RC	Bougouda
						incl	51	52	1.0	0.7	37.6	RC	Bougouda
DSR722	234674	1411775	167	150	140	-50	NSI					RC	Bougouda
DSR723	234617	1411522	167	80	145	-50	NSI					RC	Bougouda
DSR724	234777	1411699	167	72	145	-50	NSI					RC	Bougouda
DSR725	234773	1411640	167	84	145	-50	70	72	2.0	1.4	6.1	RC	Bougouda

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Drilled Width (m)	ETW (m)	Au (ppm)	Hole Type	Area
DSR726	234857	1411696	167	72	145	-50	NSI					RC	Bougouda
DSR728	234618	1411592	167	162	145	-50	NSI					RC	Bougouda
DSR729	235531	1411583	167	150	150	-50	103	108	5.0	3.5	1.8	RC	Bougouda
DSR730	235320	1411454	167	150	150	-50	9	19	10.0	7.0	0.7	RC	Bougouda
							108	115	7.0	4.9	2.3	RC	Bougouda
							124	131	7.0	4.9	1.0	RC	Bougouda
DSR731	235225	1411409	167	150	150	-50	24	26	2.0	1.4	6.9	RC	Bougouda
						incl	24	25	1.0	0.7	12.5	RC	Bougouda
							35	41	6.0	4.2	6.8	RC	Bougouda
						incl	36	37	1.0	0.7	35.7	RC	Bougouda
							47	54	7.0	4.9	1.0	RC	Bougouda
DSR732	235443	1411533	167	156	150	-50	NSI					RC	Bougouda
DSR733	234715	1411615	167	120	325	-50	NSI					RC	Bougouda
DSR736	234790	1412016	167	60	322	-51	35	40	5.0		1.8	RC	Bougouda
							51	52	1.0		6.6
DSR737	234810	1411987	167	113	328	-51	99	105	6.0		1.3	RC	Bougouda
DSR738	235110	1412245	167	90	325	-52	NSI					RC	Bougouda
DSR739	235345	1412424	167	126	330	-51	NSI					RC	Bougouda
DSR740	235270	1412374	167	90	326	-51	NSI					RC	Bougouda
DSR741	235192	1412319	167	84	328	-50	NSI					RC	Bougouda
DSR742	235146	1412207	167	126	324	-51	105	108	3.0		4.3	RC	Bougouda
DSR744	234993	1412093	167	162	320	-52	NSI					RC	Bougouda
DSR745	235215	1412285	167	66	324	-52	NSI					RC	Bougouda
DSR734	234779	1411714	167	120	327	-52	NSI					RC	Bougouda
DSR735	234832	1411731	167	126	323	-51	NSI					RC	Bougouda
DSDD294	235415	1411382	167	116	327	-51	77	79.15	2.2		5.6	DD	Bougouda
DSDD290	235450	1411404	167	128	331	-52	64.9	66	1.1		36.8	DD	Bougouda
						Inc	65.4	66	0.6		56.4		Bougouda
DSDD291	235484	1411458	167	128	329	-56	NSI					DD	Bougouda
DSDD296	235371	1411369	167	131	326	-52	NSI					DD	Bougouda

Explanatory Notes:

A. EOH - End of hole

B. NSI: No significant intercepts

C. ETW: Estimated true width

D. Depths and widths reported to nearest significant decimal place

E. DD: diamond drilling tail | RC: reverse circulation drilling